Exhibit 99.4

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

(the “Company”)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of the Company are set out below:

Directors

Ms. Jingbo WANG (汪靜波) (Chairwoman and Chief Executive Officer)

Mr. Zhe YIN (殷哲)

Ms. Chia-Yue CHANG (章嘉玉)

Non-executive Directors

Mr. Neil Nanpeng SHEN (沈南鵬)

Mr. Boquan HE (何伯權)

Independent Directors

Dr. Zhiwu CHEN (陳志武)

Ms. May Yihong WU (吳亦泓)

Mr. Tze-Kaing YANG (楊子江)

Mr. Jinbo YAO (姚勁波)

The Board has three committees. The composition of the Board committees is set out below:

Hong Kong, March 28, 2023

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